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3-17-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04017332

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45502

RECD S.E.C.
MAR 4 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HP Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5410 SW Macadam, Suite 260
(No. and Street)

Portland, (City) OR (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Bozikovich (503) 223-2234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name — *if individual, state last, first, middle name*)

One SW Columbia, Ste. 625 (Address) Portland (City) OR (State) 97258 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter F. Bozikovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HP Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
HOWARD A. SKAUG
NOTARY PUBLIC-OREGON
COMMISSION NO. 352377
MY COMMISSION EXPIRES DECEMBER 2, 2005

Peter F. Bozikovich
Signature

COO
Title

Howard A. Skaug
Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

3/538

Year ended December 31, 2003

TABLE OF CONTENTS

WILLIAMSON
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SETTING A NEW STANDARD

ONE S.W. COLUMBIA, SUITE 625
PORTLAND, OREGON 97258-2004

P. 503.546.9346
F. 503.546.9275
WWW.WILLIAMSONCPA.COM

To the Board of Directors
HP Securities, Inc.
Portland, Oregon

We have audited the accompanying balance sheet of HP Securities, Inc. as of December 31, 2003, and the related statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HP Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williamson & Associates, LLP

February 17, 2004

HP SECURITIES, INC.

BALANCE SHEET

December 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$	3,301
Commissions receivable		15,595
Total current assets		18,896
OTHER ASSETS		
Due from stockholders		6,702
Investments		16,300
Total other assets		23,002
Total assets	$	41,898

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	4,360
STOCKHOLDERS' EQUITY		
Common stock		7,500
Paid-in capital		7,000
Retained earnings		23,038
Total stockholders' equity		37,538
Total liabilities and stockholders' equity	$	41,898

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the year ended December 31, 2003

COMMISSIONS	$	213,307
OPERATING EXPENSES		210,920
NET INCOME		2,387
RETAINED EARNINGS, beginning of year		20,651
RETAINED EARNING, end of year	$	23,038

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,387
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Commission receivable		(4,857)
Accrued expenses		350
Net cash used by operating activities		(2,120)
Net decrease in cash		(2,120)
Cash at the beginning of the year		5,421
Cash at the end of the year	$	3,301
Supplemental disclosure of cash flow informaiton:		
Cash paid for:		
Taxes	$	130

See auditors' report and notes to the financial statements

HP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

SUMMARY OF ACCOUNTING POLICIES

BUSINESS ACTIVITY - HP Securities, Inc. is engaged primarily in the sale of securities and investment company stock. The Company was incorporated in the State of Oregon in December 1992, and commenced operations as a broker/dealer in July 1993, when it registered with the Securities and Exchange Commission (the "SEC") and obtained National Association of Securities Dealers (NASD) authorization, pursuant to the relevant provision of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and short-term investments with original maturities of three months or less to be cash equivalents.

SECURITIES TRANSACTIONS - Security transactions and related commissions revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING COSTS -The Company expenses advertising costs as incurred. No advertising expense was incurred in 2003.

COMMISSIONS RECEIVABLES

Commissions receivable represent amounts owed to the Company by its clearing agents, Wedbush Morgan Securities and Genesis, at December 31, 2003.

Management of the Company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

INVESTMENTS

Investments held at December 31, 2003 are comprised of NASD warrants and stock.

COMMITMENTS AND CONTINGENCIES

The NASD requires that all broker/dealers maintain a deposit with their clearinghouse to offset potential deficiencies. Wedbush Morgan Securities has obtained a collateral deposit on behalf of the company for $25,000 by securing an interest in the personal assets of one of the stockholders.

HP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

INCOME TAXES

On January 1, 1993, the Company filed an election to be taxed as an S-Corporation. Income and losses will be included in the personal income tax returns of the stockholders. Accordingly, the company will not ordinarily incur additional federal and state income tax obligations and the financial statements will only include provisions for certain local income taxes.

PENSION PLAN

During the year ended December 31, 1998, the Company adopted a Savings Incentive Match Plan (SIMPLE). All employees are eligible to participate in the plan. Employees may make salary reductions of up to $8,000 in any calendar year. The employer must match the employee's contribution up to 3% of the employee's compensation for the calendar year. No pension expense was incurred for the year ended December 31, 2003.

RELATED PARTY TRANSACTIONS

Consulting fees are calculated as a percentage of stockholders gross sales. Such fees were paid to related corporations wholly owned by the shareholders of HP Securities, Inc. The fees are similar in nature to S-Corp distributions but are based upon stockholders productivity instead of stock ownership percentage. Consulting fees for the year ended December 31, 2003 were $144,852.

As of December 31, 2003, the Company had an amount due from one of its principal stockholders of $6,702. The amount is unsecured, payable on demand and non-interest bearing.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At December 31, 2003, the Company had net capital and required net capital of $14,536 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .30 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

HP SECURITIES, INC.

SCHEDULE OF OPERATING EXPENSES

For the year ended December 31, 2003

Commissions and regulatory fees	$	25,189
Consulting fees		144,852
Continuing education		835
Dues		2,190
Insurance		3,688
Miscellaneous		639
Postage delivery		1,600
Professional services		5,631
Quote service		11,253
Rent		10,061
Supplies		1,209
Taxes and licenses		265
Telephone		3,508
Total operating expenses	$	210,920

See auditors' report

HP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

For the year ended December 31, 2003

NET CAPITAL	
Total stockholders' equity	$ 37,538
Less non-allowable assets:	
Due from Shareholder	6,702
NASD Stock	16,300
Total non-allowable assets	23,002
Net Capital	$ 14,536
AGGREGATE INDEBTEDNESS	
Total liabilities from balance sheet	$ 4,360
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 5,000
Excess net capital	$ 9,536
Excess of capital at 1,000%	$ 14,100
Ratio of aggregate indebtedness to net capital	.30 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 12,172
Additions to retained earnings for audit adjustments, primarily related to accrual adjustments	2,364
Net capital per above	$ 14,536

See auditors' report

HP SECURITIES, INC.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-1

For the year ended December 31, 2003

EXEMPTIVE PROVISIONS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

WILLIAMSON
& ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ONE S.W. COLUMBIA, SUITE 625
PORTLAND, OREGON 97258-2004

P. 503.546.9346
F. 503.546.9275
WWW.WILLIAMSONCPA.COM

SETTING A NEW STANDARD

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
HP Securities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of HP Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examiniations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above,

error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institue of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williamson & Associates, LLP

Williamson & Associates, LLP
Portland, Oregon
February 17, 2004